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10035963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GENESIS SECURITIES, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

SEC Mail Processing Section

MAR 01 2010

Washington, DC 106

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BROAD STREET
(No. And Street)

NEW YORK (City) NEW YORK (state) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIA TINGOLI (212) 668-0888
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name - if individual, state *last, first, middle name*)

53 STATE STREET, 38TH FLOOR (Address) BOSTON (City) MA (state) 02109 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I MARIA TINGOLI swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GENESIS SECURITIES LLC as of DECEMBER 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREA C. HOLDER
Notary Public, State of New York
No. 01HO6015335
Qualified in Kings County
Commission Expires 10/26/2010

Maria Tingoli
Signature

CFO
Title

Andrea C. Holder
Notary Public

This report contains (check all applicable boxes):**

- [X] (a) Facing page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g)Computation of Net Capital.
- [X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m)A copy of the SIPC Supplemental Report.
- [ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

GENESIS SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)

YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT

To the Sole Member
Genesis Securities, LLC
(A Wholly-Owned Subsidiary of Genesis Capital Group, LLC)
New York, New York

We have audited the accompanying statement of financial condition of Genesis Securities, LLC, (the "Company"), a limited liability company and a wholly-owned subsidiary of Genesis Capital Group, LLC, as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
February 25, 2010

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

	2009
Assets	
Cash and cash equivalents	$ 5,768,940
Cash segregated under federal and other regulations	93,801,263
Securities owned at fair value	10,427,482
Deposits with clearing organizations	3,261,661
Receivable from customers, net of allowance	20,867,917
Receivable from broker-dealers and clearing organizations	12,261,047
Receivable from related party	610,427
Due from Parent	921,900
ECN rebates receivable	1,088
Employee receivable	617,000
Property and equipment, net	3,098,481
Escrow and security deposits	205,087
Other assets	260,013
Total assets	$ 152,102,306
Liabilities and Member's Equity	
Liabilities:	
Payable to customers	$ 117,171,384
Accounts payable and accrued expenses	2,025,981
Payable to broker-dealers and clearing organizations	177,497
Payable to related parties	575,209
Commission payable	6,409,370
ECN expense payable	787,102
Securities sold, but not yet purchased, at fair value	4,707,881
Income taxes payable	110,077
Total liabilities	131,964,501
Commitments and contingencies (Note 11)	
Member's equity	20,137,805
Total liabilities and member's equity	$ 152,102,306

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

	2009
Revenues:	
Commissions	$ 17,341,528
ECN rebate income	49,074,054
Trading gains	7,321,889
Investment income	1,346,715
Software license fees	2,817,503
Total revenues	77,901,689
Expenses:	
ECN refund	45,323,891
Commission	6,064,636
Employee compensation and benefits	7,493,383
Communication and data processing	3,714,236
Regulatory	1,311,466
Professional fees	1,106,711
Depreciation and amortization	2,072,650
Advertising	3,355,189
Other expenses	731,714
Licensing fees	87,911
Occupancy	815,807
Interest expense	49,789
Clearance and exchange charges	881,442
Office expenses	269,665
Total expenses	73,278,490
Income before income taxes	4,623,199
Provision for income taxes	216,727
Net income	$ 4,406,472

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Equity and Member's Capital	Retained Earnings	Total Member's Equity
Balance, December 31, 2008	$ 3,970,135	$ 11,761,198	$ 15,731,333
Net income	-	4,406,472	4,406,472
Balance, December 31, 2009	$ 3,970,135	$ 16,167,670	$ 20,137,805

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

	2009
Cash flows from operating activities:	
Net income	$ 4,406,472
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	2,072,650
Changes in operating assets and liabilities:	
Cash segregated under federal and other regulations	(24,276,749)
Deposits with clearing organizations	(921,208)
Receivable from customers	(16,808,845)
Receivable from broker-dealers and clearing organizations	(7,011,844)
Receivable from related party	257,797
Due from parent	(921,900)
ECN rebates receivable	1,870
Securities owned, net	(2,717,887)
Escrow and security deposits	(8,931)
Other assets	(73,439)
Payable to customers	49,535,498
Accounts payable and accrued expenses	(2,291,217)
Payable to broker-dealers and clearing organizations	144,112
Payable to related parties	(901,462)
Commission payable	(1,417,984)
ECN refund payable	(1,253,250)
Income tax payable	(35,300)
Net cash used in operating activities	(2,221,617)
Cash flows from investing activities:	
Purchase of fixed assets	(498,832)
Net cash used in investing activities	(498,832)
Net decrease in cash and cash equivalents	(2,720,449)
Cash and cash equivalents, beginning of year	8,489,389
Cash and cash equivalents, end of year	$ 5,768,940
Supplemental Disclosures of Cash Flow Information:	
Cash paid for:	
Income taxes	$ 220,500
Interest	$ 87,911

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

Genesis Securities, LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company was established in New York State on February 5, 1999 as a limited liability company for the purpose of providing financial services for trading NASDAQ and listed securities. The Company also provides web-based direct trading technology to the retail and institutional trading community. As set forth in the Operating Agreement (the "Agreement"), the Company shall dissolve December 2025, unless the term is extended by amendment to the Agreement.

In August 2005, the Class A and Class B members of the Company exchanged their members' interests for member interest in Genesis Capital Group, LLC (the "Parent") and the Company then became a wholly-owned subsidiary of Genesis Capital Group, LLC. One hundred percent of the Company's profits or losses are allocated to the Parent.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear certain customers' accounts on a fully-disclosed basis and perform record keeping functions. In 2006, the Company received approval from FINRA to self-clear customer trading accounts. For a majority of their customer accounts, they provide trade execution, clearance, and settlement services.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accountant policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which provides execution of principal and agency transactions over the internet.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates of less than 90 days. They are stated at cost which approximates market.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers. The Company maintains its cash and temporary cash investments in bank deposits and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining its banking and brokerage relationships with what management believes to be high credit quality financial institutions.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis using estimated lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. The Company also capitalizes certain costs incurred in connection with developing, designing and supporting the Company's website. All capitalized internal use of software and website development costs will be amortized using the straight-line method over three years once placed in service.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. At December 31, 2009, cash collateral related to securities borrowed amounted to $10,144,384.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value.

Valuation of Securities Owned and Sold, but not yet Purchased, Definition and Hierarchy

The Company establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation of Securities Owned and Sold, but not yet Purchased, Definition and Hierarchy (Continued)

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own date.

Commissions

Commission revenue and related expenses are recorded on a trade-date basis as securities transactions occur.

Software License Fees

The Company recognizes revenue from licensing of trading software based upon the licensee's monthly trading volume, subject to minimum use fees. The Company expenses software licensing fees as incurred. Such fees relate to the use of third party software for proprietary trading activities and are incurred based upon the trading activity.

ECN Rebate Income and ECN Refunds

The Company records Electronic Communication Network ("ECN") rebates and the related refunds on a trade-date basis as securities transactions occur. The Company, at its discretion, may refund a portion of the ECN rebates to its customers.

Income Taxes

The Company is not a tax paying entity for federal and state income tax purposes and thus only New York City income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members in their respective federal and state income tax returns. The members customarily make substantial capital withdrawals in April of each year to satisfy their personal income tax liabilities. The provision for income taxes includes an adjustment for over or under accruals from prior years. As of December 31, 2009 state deferred income taxes are not material.

Advertising

The Company expenses the cost of advertising as incurred.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2010 and concluded there were no material subsequent events requiring disclosure.

NOTE 3 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

As of December 31, 2009, cash of $93,801,263 has been segregated in a special reserve account for the benefit of customers under SEC Rule 15c3-3 ("Rule"). As of December 31, 2009, the Company did not have sufficient funds in the special reserve account as required by the Rule. Sufficient subsequent deposits of $7,000,000 were made in a timely manner in accordance with the Rule.

NOTE 4 – SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

The following table presents the investments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned	$ 10,427,482	$ -	$ -	$ 10,427,482
Total assets	$ 10,427,482	$ -	$ -	$ 10,427,482
Liabilities:				
Securities sold, but not yet purchased	$ 4,707,881	$ -	$ -	$ 4,707,881
Total liabilities	$ 4,707,881	$ -	$ -	$ 4,707,881

NOTE 5 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 10,144,384	$ -
Securities failed-to-deliver/receive	29,611	97,729
Payable to clearing organizations	-	79,768
Fees and commissions receivable	2,087,052	-
Totals	$ 12,261,047	$ 177,497

The Company clears certain proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 6 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2009	Life
Capitalized software	$ 6,365,848	3 years
Furniture and fixtures	41,104	7 years
Computer equipment	1,895,585	3-5 years
Leasehold improvements	57,299	5 years
Automobile	66,470	5 years
Equipment under capital leases	44,896	5-7 years
Total	8,471,202	
Less: accumulated depreciation and amortization	5,372,721	
Total	$ 3,098,481	

Depreciation and amortization expense was $2,072,650 for the year ended December 31, 2009. At December 31, 2009, accumulated amortization related to equipment under capital leases amounted to $44,896.

NOTE 8 – LINES OF CREDIT

The Company executed an amendment to its secured line of credit agreement with a bank on July 31, 2009, whereby the agreement was extended to July 31, 2010 with the maximum borrowings of $25,000,000 subject to certain limitations. The line of credit bears interest at the Target Federal Funds rate, plus 1%. Subsequently, on February 5, 2010, the agreement was amended to increase the maximum borrowing to $40,000,000.

In July 2009, the Company entered into a Day Loan agreement with a bank with maximum borrowings of $10,000,000, subject to certain limitations. The Day Loan bears interest at the bank's prime rate, plus 2% and subject to renewal on July 31, 2010.

The Company also has an unsecured line of credit agreement with a bank having maximum borrowings of $1,000,000 bearing interest at the Target Federal Funds rate, plus 1%, and subject to renewal on July 31, 2010.

As of December 31, 2009, there were no outstanding balances outstanding under the above lines of credit and loans.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company and the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by its clearing broker and for its self-clearing customer accounts, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2009 were $21,478,344 net of allowance for doubtful accounts of $318,504

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2009 at market value of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2009.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Net Capital Rule"). The Company has elected the alternative method of compliance allowed under the Net Capital Rule whereby "required net capital," as defined, is the greater of 2% of "aggregate debit items," as defined, arising from customer transactions, or 1,000,000. The Net Capital Rule prohibits the Company from engaging in any securities transactions should its "net capital" fall below required amounts and may require the Company to restrict its business activities if its net capital falls below amounts defined in the Net Capital Rule. In computing net capital, items not readily convertible into cash are generally excluded and the Company's position in marketable securities is valued below current market quotations. Net capital and related excess net capital may fluctuate daily. At December 31, 2009, the Company's net capital was $12,529,287 which exceeded the Net Capital Rule requirements by $11,529,287.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company conducts its operations from an office that is leased under non-cancelable operating leases expiring on various dates between March 2010 and March 2015. The Company also has a lease for an office in California expiring in January 2012. In addition, the Company is responsible for paying its proportional share of real estate tax escalations. Rental expense under all operating leases amounted to $691,429 for the year ended December 31, 2009.

NOTE 11 – COMMITMENTS AND CONTINGENCIES (Continued)

Operating Leases (Continued)
Future minimum rental payments for the next five years and in the aggregate under the above non-cancelable operating leases are as follows as of December 31, 2009:

2010	$	692,217
2011		672,705
2012		536,350
2013		530,810
2014		450,381
Thereafter		169,537
Total	$	3,052,000

Litigation
The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

Guarantees
The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

NOTE 12 – 401(K) PLAN

The Company maintains a qualified 401(k) retirement plan (the "Plan") under the Internal Revenue Code covering substantially all employees. Employer contributions made to the Plan for the year ended December 31, 2009 were $64,290.

NOTE 13 – RELATED PARTY TRANSACTIONS

At December 31, 2009, the Company had $610,427 receivable from and $575,209 payable to related parties representing amounts due from and owed for cash transactions, respectively.

At December 31, 2009, the Company had a $921,900 receivable for expenses incurred on behalf of the Parent.

At December 31, 2009, the Company had $617,000 in receivables from two employees.

Capitalized software costs of $300,000 were incurred from a company owned by a relative of a member of the Parent during the year ended December 31, 2009. At December 31, 2009, none of these costs are included in accounts payable and accrued expenses.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members
Genesis Securities, LLC
(A Wholly-Owned Subsidiary of Genesis Capital Group, LLC)
New York, New York

In planning and performing our audit of the financial statements of Genesis Securities, LLC, (the "Company"), a limited liability company and a wholly-owned subsidiary of Genesis Capital Group, LLC, as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph , and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulation Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
February 25, 2010

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
COMPUTATION FOR OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

Schedule I

Net Capital

Total member's equity	$ 20,137,805
Deductions:	
Total non-allowable assets	5,244,057
Other deductions and/or charges	382,253
	5,626,310
Net capital before haircuts on securities positions	14,511,495
Haircuts on securities positions	1,982,208
Net capital	$ 12,529,287

Computation of Alternative Net Capital Requirement

2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 591,274
Minimum dollar net capital requirement	$ 1,000,000
Net capital requirement	$ 1,000,000
Excess net capital	$ 11,529,284
Percentage of net capital to aggregate debits	42.38%
Percentage of net capital after anticipated capital withdrawals	42.38%
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 11,051,100

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

Schedule II

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 124,630,407
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities carried for the accounts of customers	-
Customers' securities failed to receive	166,820
Credit balances in firm accounts which are attributable to principal sales to customers	850,004
Market value of stock dividends, splits and similar distributions receivable outstanding over thirty calendar days	10,971
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits in all suspense accounts over thirty calendar days	61
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the forty days	-
Other	846,805
Total credits	126,505,068
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	21,567,399
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	6,311,680
Failed to deliver of customers' securities not older than thirty calendar days	1,684,606
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	-
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization	-
Other	-
Aggregate debit items	29,563,685
Less: 3%	(886,911)
Total 15C3-3 debits	28,676,774
Excess of total credits over total debits	$ 97,828,294
Amount held on deposit in "Reserve Bank Accounts"	$ 93,801,263
Amount of deposits allowable per Rule 15c3-3	7,000,000
New amount held on deposit in "Reserve Bank Accounts"	$ 100,801,263
Excess deposits	$ 3,119,346
Date of Deposit - January 5, 2010	

See Independent Auditors' Report.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

Schedule III

(1) Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 (0 items)	$ -
(2) Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 (0 items)	$ -

See Independent Auditors' Report.